Mail Stop 3-8

										April 13, 2005

By Facsimile and U.S. Mail

John Loyack
Chief Financial Officer, Sr. VP
PNM Resources Inc.
Alvarado Square
Albuquerque, NM 87158

		RE:	PNM Resources Inc.
			File No. 333-32170
			Form 10-K for the year ended December 31, 2004

Dear Mr.  Loyack:

	We reviewed your responses to our prior comments on the above referenced filings as set forth in your letter dated April 4, 2005.
Our review resulted in the following accounting comment.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

We note your response to comment 3.  We are aware of our letter dated
November 1, 2002.   Please note the difference between the timing
of
discontinuance of SFAS No. 71 requested in our November 1, 2002 comment No. 25 and comment No. 3 in our preceding letter relating to income statement classification of adoption of Statement No. 143.
We
do not believe such comments requested similar information. We also
realize that the inclusion of a cost of removal component in rates,
in and of itself, does not constitute a legal asset retirement obligation ("ARO"). However, the EEI October 2002 ARO whitepaper indicates that promises made by utilities in rate case proceedings or specific orders issued by regulatory bodies in rate cases should be
evaluated as a potential legal obligation.  Please describe in detail
how you arrived at the conclusion that you did not have a legal obligation associated with decommissioning your fossil fuel generating plants. In this regard, help us understand how you reached the conclusion to record a cumulative income effect for amounts that were previously approved and collected in rates for decommissioning. Furthermore, please explain if you have any legal commitment to return such amounts to ratepayers. Lastly, please tell
us whether these fossil generating assets are still included in rate
base.  The EEI ARO whitepaper indicates that a regulated company may
reverse previous cost of removal accruals to a regulatory
liability.
We may have further comment.   1.

	As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested supplemental information. Please file your response letter on EDGAR as a correspondence file.

	If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 824-5562 or, in his absence, to the undersigned at (202) 942-1885. Any other questions regarding disclosure issues may be directed to H.
Christopher Owings, Assistant Director at (202) 942-1900.

							Sincerely,



							Jim Allegretto
							Senior Assistant Chief
Accountant



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